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                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                            (Amendment No. ________)*

                                  I-trax, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   45069D 10 4
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Yuri Rozenfeld
                                 General Counsel
                                  I-trax, Inc.
                          One Logan Square, Suite 2615
                               130 N. 18th Street
                                 (215) 557-7488
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 25, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.                                   45069D 10 4
--------------------------------------------------------------------------------
              1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

                 Woodglen Group, L.P.
--------------------------------------------------------------------------------
              2. Check the Appropriate Box if a Member of a Group
                 (See Instructions)
                 (a)

                 (b)       X
--------------------------------------------------------------------------------
              3. SEC Use Only
--------------------------------------------------------------------------------
              4. Source of Funds (See Instructions): PF OO
--------------------------------------------------------------------------------
              5. Check if Disclosure of Legal Proceedings Is Required Pursuant
                 to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
              6. Citizenship or Place of Organization: Pennsylvania limited partnership
--------------------------------------------------------------------------------

Number of
Shares
Beneficially
Owned by
Each
Reporting               7. Sole Voting Power:                  4,280,540
Person With
--------------------------------------------------------------------------------
                        8. Shared Voting Power:                4,280,540
--------------------------------------------------------------------------------
                        9. Sole Dispositive Power:             4,280,540
--------------------------------------------------------------------------------
                       10. Shared Dispositive Power:  4,280,540
--------------------------------------------------------------------------------
             11. Aggregate Amount Beneficially Owned by Each Reporting
                 Person:  4,280,540
--------------------------------------------------------------------------------
             12. Check if the Aggregate Amount in Row (11) Excludes Certain
                 Shares (See Instructions)
--------------------------------------------------------------------------------
             13. Percent of Class Represented by Amount in Row (11): 13.3%
--------------------------------------------------------------------------------
             14. Type of Reporting Person (See Instructions): PN

CUSIP No.                                   45069D 10 4
--------------------------------------------------------------------------------
              1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
                 Woodglen Associates, LLC.
--------------------------------------------------------------------------------
              2. Check the Appropriate Box if a Member of a Group
                 (See Instructions)
                 (a)

                 (b)       X
--------------------------------------------------------------------------------
              3. SEC Use Only
--------------------------------------------------------------------------------
              4. Source of Funds (See Instructions) PF OO
--------------------------------------------------------------------------------
              5. Check if Disclosure of Legal Proceedings Is Required Pursuant
                 to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
              6. Citizenship or Place of Organization Pennsylvania limited liability company
--------------------------------------------------------------------------------

Number of
Shares
Beneficially
Owned by
Each
Reporting               7. Sole Voting Power:                  4,280,540
Person With
--------------------------------------------------------------------------------
                        8. Shared Voting Power:                4,280,540
--------------------------------------------------------------------------------
                        9. Sole Dispositive Power:             4,280,540
--------------------------------------------------------------------------------
                       10. Shared Dispositive Power:           4,280,540
--------------------------------------------------------------------------------
             11. Aggregate Amount Beneficially Owned by Each Reporting
                 Person:  4,280,540
--------------------------------------------------------------------------------
             12. Check if the Aggregate Amount in Row (11) Excludes Certain
                 Shares (See Instructions)
--------------------------------------------------------------------------------
             13. Percent of Class Represented by Amount in Row (11): 13.3%
--------------------------------------------------------------------------------
             14. Type of Reporting Person (See Instructions): OO

CUSIP No.                                   45069D 10 4
--------------------------------------------------------------------------------
              1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

                 W.B. Dixon Stroud, Jr.
--------------------------------------------------------------------------------
              2. Check the Appropriate Box if a Member of a Group
                 (See Instructions)
                 (a)

                 (b)          X
--------------------------------------------------------------------------------
              3. SEC Use Only
--------------------------------------------------------------------------------
              4. Source of Funds (See Instructions) PF OO
--------------------------------------------------------------------------------
              5. Check if Disclosure of Legal Proceedings Is Required Pursuant
                 to Items 2(d) or 2(e)
--------------------------------------------------------------------------------

              6. Citizenship or Place of Organization ... United States
--------------------------------------------------------------------------------

Number of
Shares
Beneficially
Owned by
Each
Reporting               7. Sole Voting Power:                  4,280,540
Person With
--------------------------------------------------------------------------------
                        8. Shared Voting Power:                4,280,540
--------------------------------------------------------------------------------
                        9. Sole Dispositive Power:             4,280,540
--------------------------------------------------------------------------------
                       10. Shared Dispositive Power:           4,280,540
--------------------------------------------------------------------------------
             11. Aggregate Amount Beneficially Owned by Each Reporting
                 Person:          4,280,540
--------------------------------------------------------------------------------
             12. Check if the Aggregate Amount in Row (11) Excludes Certain
                 Shares (See Instructions)
--------------------------------------------------------------------------------
             13. Percent of Class Represented by Amount in Row (11):  13.3%
--------------------------------------------------------------------------------
             14. Type of Reporting Person (See Instructions): IN

Item 1. Security and Issuer

         Common Stock, par value $0.001 per share ("Common Stock"), of I-trax, Inc. (the "Company"). The Company's principal executive offices are located at One Logan Square, 130 N. 18th Street, Suite 2615, Philadelphia, PA 19103.

Item 2. Identity and Background

          (a) This statement is being filed by Woodglen Group, L.P., a Pennsylvania limited partnership ("Woodglen"), Woodglen Associates, LLC, a Pennsylvania limited liability company ("Associates"), and W.B. Dixon Stroud, Jr., collectively referred to as the "Reporting Persons". Associates is the general partner of Woodglen. Mr. Stroud is the President and Managing Member of Associates.

          (b) The business address of the Reporting Persons is 101 East Street Road, Kennett Square, Pennsylvania 19348.

          (c) Mr. Stroud is a private investor. Woodglen is a limited partnership used by Mr. Stroud to make investments.

          (d) The Reporting Persons have not, during the last five (5) years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

          (e) The Reporting Persons have not, during the last five (5) years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Persons were subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

          (f)  Mr. Stroud is a United States citizen.
               Woodglen is a Pennsylvania limited partnership.
               Associates is a Pennsylvania limited liability company.

Item 3. Source and Amount of Funds or Other Consideration

         Effective as of November 14, 2000, Woodglen acquired from I-trax Health Management Solutions, Inc. (f/k/a I-Trax.com, Inc.) (the "Subsidiary") a Senior Bridge Promissory Note in the face amounts of $700,000 and a Stock Purchase Warrant to acquire up to 700,000 shares of Subsidiary's Common Stock. The principal amount of the Senior Bridge Promissory Note, and accrued but unpaid interest thereon, were convertible into Subsidiary's Common Stock at an initial conversion ration of 2, subject however, to anti-dilution adjustment. The Stock Purchase Warrant was exercisable to acquire Subsidiary's Common Stock at an initial exercise price of $2.00, subject however, to anti-dilution adjustment. Woodglen paid an aggregate of $1,000,000 of personal funds as consideration for the Senior Bridge Promissory Note and Stock Purchase Warrant.

         Effective as of February 5, 2001, the Subsidiary and the Company completed a holding company reorganization pursuant to Section 251(g) of Delaware General Corporation Law, pursuant to which the Subsidiary became a wholly-owned subsidiary of the Company and all of the issued and outstanding shares of Common Stock of the Subsidiary automatically converted into Common Stock of the Company. The Company succeeded to Subsidiary's rights and obligations under the Senior Bridge Promissory Note and Stock Purchase Warrant.

         Pursuant to an Exchange Agreement dated as of May 14, 2001 and effective as of June 25, 2001 (the "Exchange Agreement"), the Reporting Persons exchanged the principal of, and all accrued but unpaid interest due under, the Senior Bridge Promissory Note of $727,770 for shares of Common Stock at a conversion price of $.50 per share. Also, pursuant to the Exchange Agreement, the exercise price of the Stock Purchase Warrant was adjusted to equal $.50.

         Furthermore, effective as of June 25, 2001 and pursuant to a Subscription Agreement between the Company and Woodglen, Woodglen acquired from the Company 1,700,000 shares of Common Stock and a Stock Purchase Warrant to acquire up to 425,000 shares of Common Stock for an aggregate purchase price of $850,000.

Item 4. Purpose of Transaction

         The shares acquired by the Reporting Persons pursuant to the Exchange Agreement and the Subscription Agreements referenced in Item 3 above were acquired as an investment. With the exception of the Stock Purchase Warrants issued to the Reporting Persons and described in Item 3 above, neither the Exchange Agreement nor the Subscription Agreement contemplate any transaction or event of the type described in Items (a) through (j) of the instructions to Item 4 of Schedule 13D. Except as disclosed in this Item 4 and Items 3 above and 5 below, the Reporting Persons have no current plans or proposals which relate to or would result in any events described in Items (a) through (j) of the instructions to Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

          (a)      Beneficial Owner             Security              Number of Shares        Percentage of Class
                Reporting Persons as a        Common Stock                3,155,540                   9.8%
                         group
                                          Warrants to purchase            1,125,000                   3.5%
                                              Common Stock
                                                  Total                   4,280,540                  13.3%

          (b) The Reporting Persons have the sole and shared power to vote or to direct the voting of, and sole and shared power to dispose or to direct the disposition of 3,155,540 shares of Common Stock and 1,125,000 shares of Common Stock issuable upon the exercise of Stock Purchase Warrants. The Reporting Persons do not share the voting or disposition power with respect to these shares of Common Stock and the shares of Common Stock issuable upon the exercise of these warrants with any other person.

          (c) No transactions in the shares were effected by the Reporting Persons during the past 60 days except as set forth in this statement on Schedule 13D.

          (d)  Not Applicable.

          (e)  Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          1. Exchange Agreement dated as of May 14, 2001 by and among the Company and the holders of Senior Bridge Promissory Notes, including a form of Stock Purchase Warrant. See Item 3.

          2. Subscription Agreement dated as of June 25, 2001 by and among the Company and the Reporting Persons, including a form of Stock Purchase Warrant. See Item 3.

Item 7. Material to Be Filed as Exhibits

          1. Exchange Agreement dated as of May 14, 2001 by and among the Company and the holders of Senior Bridge Promissory Notes, including a form of Stock Purchase Warrant.

          2. Subscription Agreement dated as of June 25, 2001 by and among the Company and the Reporting Persons, including a form of Stock Purchase Warrant.

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    Woodglen Group, L.P.

                                      By: Woodglen Associates, LLC


                                      By:  /s/ W.B. Dixon Stroud, Jr.
                                           ------------------------------
                                           W.B. Dixon Stroud, Jr., it President


                                    Woodglen Associates, LLC


                                      By: /s/ W.B. Dixon Stroud, Jr.
                                          -------------------------------
                                           W.B. Dixon Stroud, Jr., its President


                                    /s/ W.B. Dixon Stroud, Jr.
                                    --------------------------------------------
                                    W.B. Dixon Stroud, Jr.


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

            Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)